

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 16, 2009

By U.S. Mail and Facsimile to: (866) 720-7307; (212) 225-3999

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

> **Re: Citigroup Inc.**
>
> **Amendment No. 3 to Registration Statement on Form S-4 and**
> **Documents Incorporated By Reference**
>   **(Filed June 10, 2009, File No. 333-158100)**
> **Amendment No. 3 to Preliminary Common Proxy Statement**
> **Amendment No. 3 to Preliminary Preferred Proxy Statement**
>   **(Filed June 10, 2009, File No. 001-09924)**

Dear Ms. Lindsay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-4

Pro Forma Earnings Implications, page 30

1.   Please revise your historical earnings per share presented in this table to reflect your adoption of SFAS 160. Please revise each of your Preliminary Proxy Statements accordingly.

The Exchange Offers, page 44

Tax Benefits Preservation Plan, page 49

2.   We note your disclosure regarding the Tax Benefits Preservation Plan. Please
        revise to highlight the anti-takeover effects that result from the implementation of
        the plan, including appropriate risk factor disclosure.

The Exchange Agreements, page 70

USG Exchange Agreements, page 73

3.   We note your disclosure regarding the USG Exchange Agreements. Please revise
        to disclose the percentage of the company's common stock that will be owned by
        the USG upon the consummation of the various exchange transactions. Consider
        disclosing the ownership percentage under the high and low participation
        scenarios, along with the scenario that would result in the highest USG ownership
        percentage. Please include similar disclosure in the "Significant Shareholders"
        section of the Common Proxy Statement.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendments and responses to our comments.

        You may contact Brittany Ebbertt at (202) 551-3572, Rebekah Moore at (202)
551-3303 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have
questions regarding comments on the financial statements and related matters. Please
contact Justin Dobbie at (202) 551-3469, Christian Windsor, Special Counsel, at
(202) 551-3419 or me at (202) 551-3491 with any other questions.

                                                        Sincerely,

                                                        Todd K. Schiffman
                                                        Assistant Director

cc: Alan L. Beller, Esq.
         David Lopez, Esq.
         Jeffrey D. Karpf, Esq.
         Matthew P. Salerno, Esq.
         Cleary Gottlieb Steen & Hamilton LLP
         (By facsimile)